March 28, 2013

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:     Kathleen Collins, Accounting Branch Chief
Melissa Kindelan, Staff Accountant
Luna Bloom, Staff Attorney
Jan Woo, Staff Attorney

Re:    Epicor Software Corporation
Form 10-K for Fiscal Year Ended September 30, 2012
Filed December 12, 2012
File No. 333-178959

Ladies and Gentlemen:
We respectfully advise the staff (the “Staff”) of the Securities and Exchange Commission that Epicor Software Corporation (the “Company”) is in receipt of the Staff’s letter dated March 15, 2013 containing comments regarding the above-referenced filing. The Company respectfully advises the Staff that it expects to respond to the Staff’s letter on or around April 8, 2013.
Please do not hesitate to call me at (949) 585-4225 if you have any questions or require additional information. I thank you in advance for your consideration.
Very truly yours,
EPICOR SOFTWARE CORPORATION
/s/ John D. Ireland
    John D. Ireland
Senior Vice President and General Counsel